The Phoenix Plaza 21st Floor 2929 North Central Avenue Phoenix, Arizona 85012-2794 P.O. Box 36379 Phoenix, Arizona 85067-6379	A PROFESSIONAL ASSOCIATION ATTORNEYS AT LAW	Christopher S. Stachowiak Direct Line 602.640.9353 Direct Fax 602.664.2055 cstachowiak@omlaw.com
Telephone 602.640.9000 Facsimile 602.640.9050	www.osbornmaledon.com
VIA ELECTRONIC AND HAND DELIVERY
December 22, 2005
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	MedAire, Inc. Amendment No. 1 to Form 10 Filed on November 14, 2005 File No. 0-51555
Ladies and Gentlemen:
     This letter responds to Ms. Karen J. Garnett’s letter of December 1, 2005 setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding Amendment No. 1 to the Registration Statement on Form 10 of MedAire, Inc., a Nevada corporation (“MedAire” or the “Company”), filed on November 14, 2005 (“Amendment No. 1”). For your convenience, we have incorporated your letter into our response. To update Amendment No. 1 and to respond to the comments in Ms. Garnett’s letter, the Company is filing concurrently with this letter Amendment No. 2 to the Registration Statement (“Amendment No. 2”). A marked copy of Amendment No. 2 indicating changes from the originally filed Amendment No. 1 is also included with this letter for the Staff’s reference.
The Company’s Response to Staff Comments:
General
1.	Please update your financial statements pursuant to Rule 3-12 of Regulation S-X.
In response to the Staff’s comment, the Company has updated the disclosure as appropriate and updated the financial statements in accordance with Rule 3-12 of Regulation S-X.
History, page 4
2.	In the last paragraph of this section, you state that you “have determined that an on-going preferred provider agreement would be preferable to owning clinics throughout Asia.” Please revise to describe “on-going preferred provider agreements.”

December 22, 2005

In response to the Staff’s comment, the Company has revised the disclosure to clarify the meaning of “on-going preferred provider agreements.”
Intellectual Property, page 13
3.	We note your response to comment 19. Please revise further to note the duration of your patent. Also, please revise to explain what the “Classification” column represents.
In response to the Staff’s comment, the Company has revised the disclosure to note the duration of the patent and to clarify the meaning of the “Classification” column.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17
Overview, page 17
4.	In the last paragraph on page 18, you state that you paid $387,474 to purchase 46% of MedCrew, LLC and $714,567 to purchase the remaining 54% of MedCrew, LLC. We also note that you recorded a $714,567 charge to operations in connection with your purchase of the remaining 54%. Please revise to note why you paid significantly more of the remaining 54% of MedCrew, LLC and then charged that amount to operations.
In response to the Staff’s comment, the Company added additional language to the disclosure to further clarify the transaction. The MedSpace joint venture was formed in 1998. Prior to December 31, 2003, MedAire, Inc. owned 46% of MedSpace, Joan Sullivan-Garrett, the Company’s Chairman and CEO, owned 5%, and MedCrew, LLC owned 49% of MedSpace. MedCrew, LLC had three members, and MedSpace was incurring compensation expenses for these 3 individuals pursuant to the terms of a management agreement. The Company believed that one person could manage the MedSpace operations. In 2003 the Company’s board of directors evaluated the purpose of the MedSpace joint venture and determined, based on the following reasons, that the joint venture no longer made economic sense.
•	MedAire was in control of all aspects of MedSpace.

•	MedSpace’s only customer was MedAire, Inc.

•	MedSpace had no contact with any of MedAire’s customers. They only had contact with the MedAire sales people.

•	MedSpace’s only function was to assemble the medical kits. These kits contain first aid supplies and controlled substances. MedAire determines the specific items that go into the kits, takes orders and services the kits (via renewal contracts with it’s customers).

•	MedAire paid MedSpace management fees of $360,000 and $262,000 in the years ended December 31, 2003 and 2002, respectively.
The Company’s board of directors therefore concluded that operating MedSpace as a division of the Company could reduce overhead costs. The Company paid $1,102,041 for the following:
•	The minority ownerships (5% and 49%) of the net assets acquired, of $387,474;

December 22, 2005

•	Severance and bonus for former interest holders, of MedCrew, LLC (managers of MedSpace), of $714,567. Since this payment was compensation, it was properly charged to operations.
Liquidity and Capital Resources, page 28
5.	We note your response to comment 27 and still do not understand how you are reflecting the MedSpace acquisition in your statements of cash flows. Please explain the following in your response:
•	It appears that you have classified the accrual and payment of $387,474 for the net assets of MedSpace under operating activities in the statement of cash flows. Please provide us with your basis for this presentation.

•	Also, please tell us whether the increase in accounts payable and accrued expenses in 2003 includes the excess purchase price. If this amount was paid in cash and represents an operating activity, please explain why you are adjusting net income for it.

•	Additionally, in light of your disclosure in Note 14 and your response, it is unclear to us whether total cash payments o $1,102,041 were paid in December of 2003 or in 2004. Please reconcile this inconsistency and revise your disclosure if necessary.

•	Finally, provide us with a summary that illustrates the impact that the transaction has had on the cash flow statement by line item for each period.
In response to the Staff’s comment, the Company has reclassified the cash payment in the 2004 Statement of Cash Flows to the investing activities, which is proper treatment under FAS 95. The $387,474 is not part of Accounts Payable/Accrued Expense in the 2003 cash flow. As the transaction closed and was accrued at December 31, 2003, and paid in early January 2004, this amount is a non-cash transaction for 2003. The Company has updated the 2003 Statement of Cash Flows to properly reflect this amount as a non-cash supplemental disclosure. Lastly, the Company has updated Note 14 to disclose the timing of the close of the transaction in 2003 and the cash payment in 2004.
Contractual obligations, page 30
6.	We note your response to comment 33. Based on your disclosure on pages 44-45, we note that upon termination without cause of Mr. Lara and Ms. Garrett, you are obligated to pay their salary and benefits for 12 and two months, respectively after termination date. In light of this disclosure please revise your contractual obligations table to include these obligations or advise.

December 22, 2005

In response to the Staff’s comment, the Company has added a footnote to the compensation table to disclose the twelve and two months, respectively, of Mr. Lara and Ms. Garrett’s termination benefits.
Risk Factors, page 30
The loss of certain key employees could adversely affect our business, page 33
7.	We note your response to comment 41. Please strike the language that you have employment agreements with Ms. Garrett, Mr. Lara, and Mr. Eaton given that this is mitigating language.
In response to the Staff’s comment, the Company has removed the referenced language.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 36
8.	We note your response to comment 43. Please revise to note the natural persons holding voting control and dispositive powers over Laerdal Medical Corporation and Best Dynamic Services Limited.
The Company does not have knowledge of the natural persons holding voting control and dispositive powers over Laerdal Medical Corporation or Best Dynamic Services Limited. In accordance with Instruction No. 3 to Item 403 of Regulation S-K, the Company will rely on any Section 13(d) or Section 13(g) filings made by such persons to obtain knowledge of their identities in the future.
Summary Compensation Table, page 41
9.	Please revise to include information about Mr. Lara in the table. We note disclosure on page 39 indicating that he has served as Chief Operating Officer since November 2004. Provide additional disclosure regarding any stock option grants or exercise for Mr. Lara in the tables on page 42. Refer to Item 402(a)(4) of Regulation S-K.
In response to the Staff’s comment, the Company has updated the disclosure to include Mr. Lara’s information on compensation and stock ownership.
Employment Contracts, page 44
10.	We note your response to comment 50. Please revise to discuss any provisions for bonus payments under the employment agreements. We note that Ms. Garrett received bonus payments in each of the last three fiscal years.
In response to the Staff’s comment, the Company has added disclosure of its 2005 Executive Bonus Program under “Employment Contracts—Other Employment Contracts with Executive Officers” and has appended the 2005 Executive Bonus Program as Exhibit 10.18 to Amendment No. 2.

December 22, 2005

Item 7. Certain Relationships and Related Transactions, page 46
11.	We note on page 18 that you paid Ms. Garrett $102,041 for her interest in MedSpace. Please advise us why this transaction was not disclosed in this section or revise as necessary.
In response to the Staff’s comment, the Company has updated the disclosure to include a description of the related party transaction with Ms. Garrett. In addition, the Company has added the amount to all other compensation on the compensation table on page F-41
Item 10. Recent Sales of Unregistered Securities, page 49
12.	Please provide to us a more detailed analysis of the facts supporting your reliance on Rule 701. Your analysis should include a discussion of the requirements of Rule 701(c) and (d).
The Company has engaged in four types of transactions in reliance on Rule 701: (i) the issuance of the Company’s Common Stock upon the exercise of stock options issued to employees pursuant to the Company’s Amended and Restated 1998 Key Employee Stock Option Plan (the “Plan”), (ii) the issuance of stock options pursuant to the Plan, (iii) one-time grants of the Company’s common stock to certain key employees for exemplary service pursuant to a board approved compensatory arrangement with such employees, and (iv) the issuance of warrants to an officer and director (James Lara) pursuant to his employment agreement.
Each of these transactions complied with the requirements of Rule 701. The Company was not subject to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) at the time the securities were issued, and therefore the transactions comply with Rule 701(b). The Plan, arrangement and agreement described in the prior paragraph are in writing and comply with Rule 701(c). The Company’s analysis of the limitations imposed by Rule 701(d) is set forth in the table below.

	Number of	Value of	Exceed		15%
Calendar	Options/Warrants/Shares	Options/Warrants/Shares	$1	15% Total	Outstanding
Year	Granted	Granted (1)	million?	Assets	Securities
2002	74,378	$34,958	No
2003	3,586,825	$1,564,333	Yes	$1,988,091	8,012,892
2004	1,150,000	$859,043	No
2005	1,770,000	$1,198,410	Yes	$2,010,288	8,599,761

(1)	The value of options and warrants is based on the exercise price of the options or warrants (Rule 701(d)(3)(i)).
In further response to the Staff’s comment, the Company has made a few clarifying changes to the disclosure in Item 10.

December 22, 2005

13. Please revise to note the exercise price of the warrants issued to Mr. Lara.
In response to the Staff’s comment, the Company has added the exercise price of the warrants issued to Mr. Lara.
Financial Statements for the years ended December 31, 2004, 2003, and 2002 and the six months ended June 30, 2005 and 2004, pages F-2 — F-3
Consolidated Statements of Cash Flows, page F-8
14.	We note your response to comment 61 and your reclassification of the cash acquired in the Global Doctor merger from operating activities to investing activities. Please tell us what consideration you gave to labeling the revised statement of cash flows as “restated” and explaining the restatement in a separate footnote. Refer to APB 20 and SFAS 154.
In response to the Staff’s comment, the Company has added a footnote to the December 31, 2004 Statement of Cash Flows, to refer the reader to Note 1, Restatement. This note explains that the Company labeled the 2004 Statement of Cash Flows as “restated” due to an $85,000 adjustment of tax expense from Net Loss to Accumulated Other Comprehensive Income.
With respect to the reclassification of the cash acquired in the Global Doctor merger, the December 31, 2003 Statement of Cash Flows was properly reclassified to show the cash acquired, net of the $6,210 cash paid, related to the Global Doctor acquisition. The Company further refers the Staff to the Reclassifications Note on page F-15.
Note 5. Note Payable and Pledged Assets
15.	Please revise to disclose the conversion price of the notes payable. In addition, please tell us what consideration you gave to filing the loan agreement as an exhibit.
In response to the Staff’s comment, the Company has updated the disclosure to include the conversion price of the convertible notes, AUD $1.00. The Company has also filed the Convertible Note Facility Agreement as Exhibit 10.19.
Note 7. Commitments and Contingencies, page F-19 — F-20
16.	We note your response to comment 66. We also note that you sold the mining rights in November of 2003 and your indication that in late 2003 you became aware that economic conditions had made the rights more valuable. As these events appear to have taken place within the allocation period defined in SFAS 141, we are unclear why you were unable to assign a value to the mining rights.
Prior to the Company’s acquisition of the Global Doctor entity, the entity had sold the mining rights to a prior purchaser. On the date of acquisition of Global Doctor, the entity did not own the mining rights. The terms of that prior sale agreement stated that the mining rights were to be reverted back to Global Doctor if the purchaser could not develop the rights. Based on the reversion of the mining rights to the Company from the first buyer, it was believed, at that time, that the rights had no value because the estimated cost to develop exceeded the potential revenue

December 22, 2005

from development. In July 2003, there was a change in the regulations affecting the mining costs, and at that point the mining rights value may have increased, however, due to the recent reversion of the rights to the Company, the value, if any, was believed to not be determinable. The Company believes that on the date of the acquisition, the mining rights had no value and that the value of the rights was not a pre-acquisition contingency in accordance with paragraph 40 of FAS 141. As a result of economic events that occurred after the acquisition, the rights had value, therefore, the purchase price could not be reallocated. As a result of the Company’s belief that there were no pre-acquisition contingencies, in accordance with SAB 92 there was no disclosure that the purchase price allocation was temporary and subject to change.
17.	We have read your response to prior comment 67. Since the risks and rewards have not yet been transferred, please tell us what consideration you gave to deferring all revenue until settlement or the commencement of the commercial mining operation. We refer you to SAB 104.
When evaluating the Company’s revenue recognition on the sale of the mining rights, the Company considered the following:
•	Title to the rights had passed to the buyer in November 2003. The mining registry has changed the owner from Global Doctor to Grange Resources. The Company has no continuing involvement in the mining rights.

•	There is persuasive evidence of an arrangement, as documented in the offer to purchase, dated November 21, 2003. All terms are identified and fixed in that agreement and the Company believes it is the final understanding between the parties. No amendments to the agreement have occurred or are anticipated.

•	Delivery has occurred, as evidenced by the fact that the title to the rights are in the name of the buyer.

•	The purchase price is fixed with amounts due upon certain events or passage of time. None of those events are in the Company’s control or conditioned upon the Company’s performance.

•	Collectibility is not reasonably assured. The Company is only able to conclude collectibility is assured when it receives payment. Based on the past history of defaults on the sale of these rights, and the Company’s lack of information about the buyer’s creditworthiness, the Company did not believe collection was reasonably assured. The final payment described in the offer to purchase is due when the buyer begins mining operations. The Company has no control over when operations will begin nor does it have any rights if operations never begin. Considering that there is no requirement of the buyer to begin operations, revenue on the final payment will be recorded when received.
Note 9. Segment Reporting, pages -21-F-24
18.	We note your response to comment 68. We re-issue our previous comment. We are still unclear why you did not perform an impairment analysis on the long-lived assets of the Global Doctor segment in light of the possible sale of this segment and the pre-tax losses previously mentioned. In addition, tell us how you considered paragraph 28 of SFAS 142 in evaluating whether goodwill should be tested at any other time.

December 22, 2005

A goodwill valuation was performed at December 31, 2003, December 31, 2004 and June 30, 2005. The excess valuation over carrying value at each of those periods was $2,299,335, $1,878,335 and $1,130,083, respectively. Therefore, goodwill impairment testing was not done at any additional interim periods. In addition, no additional testing for impairment on long lived assets was deemed necessary due to the excess noted above.
Note 13, Litigation, page F-28
19.	On page F-28, you state that you “are unaware of any legitimate claims that have not been addressed to the Australian Stock Exchange.” Please strike this statement given that you are not qualified to make such judgments.
In response to the Staff’s comment, the Company has removed the referenced language.
Note 14, Acquisitions and Dispositions, pages F-29 — F-31
20.	We note your response to comment 69. We also note that you valued the 10,753,765 shares issued based on a third party valuation of $508,249 or $0.05/share or less considering the value of the vested stock options. This appears inconsistent with your disclosure on page 48 of historical stock prices. Please reconcile this apparent discrepancy. Also, please tell us how you valued the stock options issued. Finally, please revise your disclosure to clearly identify each component of the purchase price.
The discrepancy the Staff notes from the historical stock price disclosure is due to the fact that the combination with Global Doctor was valued based upon the value, as determined in a third party valuation, of the MedAire, Inc. shares issued in the transaction. MedAire, Inc. was not publicly traded prior to the acquisition and therefore the value was determined using a third party valuation of the MedAire share value. The acquisition was a reverse merger transaction (which is why MedAire was not traded prior), because after acquisition the original Global Doctor shareholders owned approximately 23% of the combined entity and the Board of Directors was represented by a substantial majority of former MedAire board members. The value of the options was determined using the Black Scholes method with the following inputs: volatility of 100%; risk free interest rate of 3.5%; and an expected dividends yield of 0%. The Company has updated the footnote disclosure related to the Global Doctor acquisition to identify each component of the purchase price paid.

If you have any questions regarding the foregoing, please direct them to the undersigned at the address and phone number set forth above.
Sincerely,
/s/ Christopher Stachowiak
Christopher Stachowiak